Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People’s Republic of China 610207

February 28, 2011

VIA EDGAR

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                      Apollo Solar Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Response Letter Dated September 14, 2010
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed September 15, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
Response Letter Dated November 29, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed November 30, 2010
File No. 000-12122

Dear Mr. Shannon:

This letter is submitted on behalf of Apollo Solar Energy, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s above referenced filings, as set forth in your letter to the Company dated January 28, 2011.  For reference purposes, the text of the comments contained in your letter dated January 28, 2011 have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 4 – Due From Related Parties, page 11

1.
Please expand your disclosure in your next annual or interim financial statements to explain the nature and terms of the amounts due from shareholders to the extent you determine it material.  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Company Response:  The Company acknowledges the Staff’s comment, and confirms that it will expand its disclosure in its next annual or interim financial statements to explain the nature and terms of the amounts due from shareholders, to the extent the Company determines such amounts are material.  The following is an example of such expanded disclosure:

“The breakdown of due from related parties consists of the following:

Sichuan Xinju Mineral Resources Development Co. Ltd., or Xinju, is a related party partially owned by a majority shareholder of the Company who has personally guaranteed repayment of this obligation to the Company.  35.39% of Xinju is held by Hou Renyi, a majority shareholder of the Company. The loan to Xinju was made in January 2008. JV-Chengdu Zhong Guandian is a joint venture in which the Company holds a 35% equity interest.  All of the above loans are non-interest bearing and due on demand.  Xinju and the shareholder intend to satisfy the amounts due to the Company by transferred to the Company a certain number of the Company’s common stock based on an appraisal value to the Company in March 2011.

Note 10 – Business Segments, page 14

2.
We note your exploration segment has generated revenue in the nine months ended September 30, 2010.  Please tell us the nature of this revenue.  Please note that exploration and development stage companies should refrain from presenting sales of minerals as revenues and instead should present these sales as other income attributable to that segment (e.g., “sales of minerals during the exploration/development stage”).  Please confirm that to the extent this amount becomes material in the future, your will present sales of minerals occurring in the exploration or development stages as other income.

Company Response:  In the nine months ended September 30, 2010, the mining segment reported revenue of $43,800 from sale of minerals. The Company respectfully confirms that to the extent this amount becomes material in the future, the Company will present sales of minerals occurring in the exploration or development stages as other income.

Form 10-K/A (Amendment No. 3) for the Fiscal year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

3.
We note the scope of the opinion of the audit report included in your amendment does not address the results of operations, comprehensive income, cash flows or changes in stockholder equity for the year ended December 31, 2007.  Please obtain and file audit report that address all financial statement periods required to be presented.

Company Response:  The Company has filed a revised audit report that addresses the results of operations, comprehensive income, cash flows and changes in stockholder equity for all financial statement period required to be presented.

Note 13 –Taxes, page F-21

4.	We note your response to prior comment number four does not address all of the matters therein. Please call James Giugliano at (202) 551-3319 to further discuss this matter.

Company Response:  The Company acknowledges the Staff’s comment and will further discuss this matter with Mr. Giugliano.

*           *           *

The Company appreciates the Staff’s attention to the review of the above referenced documents.  Please do not hesitate to contact the undersigned or Michael Hutchings, Esq. of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4824, if you have any questions regarding this letter.

Sincerely,

/s/ Wilson Liu
Wilson Liu
Chief Financial Officer
Apollo Solar Energy, Inc.

cc:           Mr. James Giugliano, Staff Accountant (SEC Division of Corporate Finance)
Ms. Kimberly L. Calder, Assistant Chief Accountant (SEC Division of Corporate Finance)
Mr. George Schuler, Mining Engineer (SEC Division of Corporate Finance)
Dr. Jingong Pan (Apollo Solar Energy, Inc.)
Mr. Michael Hutchings, Esq. (DLA Piper LLP (US))